SEC FILE NUMBER 001-07928 CUSIP NUMBER 090572207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bio-Rad Laboratories, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1000 Alfred Nobel Drive

Address of Principal Executive Office (Street and Number)

Hercules, California 94547

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bio-Rad Laboratories, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) prior to the filing deadline because the Company has not finalized its assessment of the effectiveness of its internal control over financial reporting due in part to recently raised issues and has not finalized an accrual for royalties payable by the Company as of December 31, 2012 under certain patent licenses from a third party.

As previously reported, the Company has implemented enhancements to its internal control over financial reporting and is continuing to evaluate and improve its internal controls, including processes and procedures relating to the Company’s compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). The Company is currently in the process of finalizing its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2012 and will be unable to file the Form 10-K until the Company completes this assessment.

As previously reported, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) has conducted an investigation that identified conduct in certain of the Company’s overseas operations that may have violated the anti-bribery provisions of the FCPA and is likely to have violated the FCPA’s books and records and internal controls provisions and the Company’s own internal policies. The Company voluntarily disclosed these matters to the U.S. Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”), each of which is conducting an ongoing investigation. The Audit Committee has determined to continue its investigation based on matters that arose in connection with an assessment of the Company’s accrual for royalties payable by the Company under the patent licenses from a third party.

The DOJ and SEC investigations are also continuing, and the Company is presently unable to predict the duration, scope or results of these investigations or whether either agency will commence any legal actions. The DOJ and the SEC have a broad range of civil and criminal sanctions under the FCPA and other laws and regulations including, but not limited to, injunctive relief, disgorgement, fines, penalties, modifications to business practices including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee compliance with the FCPA. The Company is unable to estimate the outcome of this matter. However, the imposition of any of these sanctions or remedial measures could have a material adverse effect on the Company’s business or financial condition.

The Company intends to file its Form 10-K as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christine Tsingos	510	724-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 26, 2013, the Company announced unaudited results for the year and fourth quarter ended December 31, 2012 and reported these unaudited results in a current report on Form 8-K, which is incorporated by reference herein. Depending on the Company’s final determination with respect to an accrual for royalties payable by the Company as of December 31, 2012 under certain patent licenses from a third party, the amount of such accrual could cause the Company’s audited results for the year and fourth quarter ended December 31, 2012 to differ materially from the previously announced unaudited results.

Forward-Looking Statements

Statements in this notification of late filing that are not historical facts may be deemed to be “forward-looking statements,” including those statements regarding the Company’s expected timeframe for the filing of the Form 10-K, the information to be included in the Form 10-K and the ongoing DOJ and SEC investigations. Actual and anticipated future results may vary materially due to certain risks and uncertainties, including the outcome of the DOJ and SEC investigations, the extent to which the Company has successfully implemented or enhanced its internal control over financial reporting, identification of control deficiencies that have not been identified previously, the Company’s inability to complete an assessment of the effectiveness of its internal control over financial reporting in a timely fashion, identification of additional matters relating to the Company’s compliance with the FCPA, legal actions or complaints relating to the Company’s FCPA compliance, the Company’s determination of an accrual for royalties payable as of December 31, 2012 under certain patent licenses from a third party, potential effects of the foregoing matters on the Company’s previously announced unaudited 2012 results of operations, financial condition or cash flows and other factors set forth in the Company’s reports filed with the SEC.

Bio-Rad Laboratories, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2013	By	/s/ Christine Tsingos
Christine Tsingos
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).